SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

For the month of June 5, 2001 _

STOCKSCAPE.COM TECHNOLOGIES INC.

_______________________________________________________________________________________

(Exact name of registrant as specified in its charter)

Suite #407  325 Howe Street, Vancouver, B.C. V6C 1Z7

(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 687-0619.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ü Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No ü

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Page 1 of 3.

June 4, 2001 OTCBB Trading Symbol: STKSF

Stockscape Seeks a Buyer for its Internet Subsidiary

Vancouver, B.C.  Stockscape.com Technologies Inc. ("Stockscape Inc.") announces that it is seeking a buyer for its wholly-owned subsidiary Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"). Andrew Milligan, Chairman of Stockscape Inc. stated: "The directors believe that if Stockscape Canada is merged with a similar operation, the resultant economies of scale would enable that company to reach profitability more quickly than by continuing to proceed independently. At the same time, Stockscape Inc. will be relieved of the ongoing development costs which are eroding Stockscape Inc.'s strong cash position. Discussions are underway with a number of potential purchasers."

Stockscape Canada has an established web portal at www.stockscape.com which offers interactive investment information, financial news, portfolio tracking and analytical tools, featured small-cap companies and broadcast-quality Streaming21 video interviews. Also featured is Newsstand Xpress, a virtual newsstand providing access to some of North America's most influential financial newsletter writers.

Stockscape Inc. will be reviewing several options for maximizing shareholder value through the judicious deployment of its remaining cash and investment portfolio of approximately C$6 million.

ON BEHALF OF THE BOARD OF DIRECTORS

"Barry F. Duggan"

President and Chief Executive Officer

Stockscape.com Technologies Inc.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, and there are many factors that could cause actual results to differ materially from those projected in such statements. Reference should be made to the Company's Form 20F and other S.E.C. filings for a discussion of risk factors relating to the Company's business.

325 Howe Street, Suite 407. Vancouver, B.C., V6C 1Z7 Tel: 604.687.0619 Toll Free: 1.800.665.1755 Fax: 604.681.4170 www.stockscape.com

STOCKSCAPE.COM TECHNOLOGIES INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC.

/s/ Barry F. Duggan

Date: June 5, 2001 _______________________________

President and Chief Executive Officer

Director